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                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

        Tefron Ltd. manufactures intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as Victoria's Secret, Target, Warnaco/Calvin Klein, The Gap, Banana Republic, Nike, Mervyn's, Patagonia and Adidas, as well as other well known American retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications at competitive prices. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear. Our Healthcare Division manufactures and sells a range of textile healthcare products.

        We are known for the technological innovation of our Hi-Tex and Cut-and-Sew manufacturing processes. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability.

        The financial information below reflects the operations of the Company and its subsidiaries on a consolidated basis.

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THREE MONTHS ENDED SEPTEMBER 30, 2004
-------------------------------------

        SALES

        Sales for the quarter ended September 30, 2004 increased by 10.9% to $43.7 million, compared to sales of $39.4 million for the quarter ended September 30, 2003. This increase in sales was due primarily to an increase in sales of approximately $7 million to our three biggest customers. This increase was offset by a net decrease of approximately $3 million to a few other customers.

        COST OF SALES

        Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales increased by 14.6% to $39.1 million in the third quarter of 2004 as compared to $34.1 million in the equivalent period of 2003. This increase in cost of sales was primarily due to the increase in sales and a higher rate of raw material consumption.

        As a percentage of sales, cost of sales increased to 89.4% in the third quarter of 2004, compared to 86.5% in the third quarter of 2003. This increase was mainly due to price erosion in our biggest product line of our cut & sew division and operational inefficiencies in our Hi-Tex division. This increase was partially offset by a decrease in the fixed costs as a percentage of sales due to the allocation of these costs to increased sales.

        SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

        Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses increased by 17.6% to $6.2 million in the third quarter of 2004 as compared to $5.2 million in the equivalent period of 2003. This increase was mainly due to an expense recorded for the adjustment of the carrying amount of buildings in North Carolina to their fair value, write-off of the balance of the company's investment in a subsidiary in Madagascar and an expense recorded with respect to the grant of options to the company's CEO. As a percentage of sales, selling, general and administrative expenses increased to 14.2% in the third quarter of 2004 as compared to 13.4% in the third quarter of 2003.

        FINANCING EXPENSES, NET

        Financing expenses, net, increased to $1.3 million in the third quarter of 2004 as compared to $1.1 million in the equivalent period of 2003. This increase in financing expenses was primarily due to an increase in bank charges that resulted from an increase in the quantity of letters of credit from customers and the strengthening of the NIS and the EURO as compared to the USD.

        INCOME TAXES

        Tax benefit for the third quarter of 2004 were $0.5 million as compared to $0.7 million for the third quarter of 2003. The pretax loss for the third quarter of 2004 was $2.8 million as compared to $1.0 million for the third quarter of 2003. In the third quarter of 2003 the company recorded a one-time tax benefit of approximately $0.4 million as a result of the

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profitability of its Macro subsidiary which increased the expectation of utilizing existing tax losses. In the third quarter of 2004, a subsidiary of the company, Alba Waldensian, recorded tax expenses of approximately $ 0.3 million, although it had an accounting loss for that period.

        LIQUIDITY AND CAPITAL RESOURCES

        During the third quarter of 2004, the company generated $1.2 million of cash flow from operations which, together with a decrease in cash of $4.6 million, enabled the company to repay $0.9 in short term bank debt and $3.2 million in long term bank debt, and make investments, net of grants received, of $1.6 million in machinery and equipment.

        At September 30, 2004, the company had cash and cash equivalents of $5.2 million as compared to $1.8 million a year earlier.

NINE MONTHS ENDED SEPTEMBER 30, 2004
------------------------------------

        SALES

        Sales for the nine months ended September 30, 2004 increased by 12.6% to $138.2 million, compared to sales of $122.7 million for the nine months ended September 30, 2003. This increase in sales was due primarily to an increase in sales to our three biggest customers. This increase was partially offset by a decrease in sales of our health care segment.

        COST OF SALES

        Cost of sales increased by 13.4% to $118.7 million in the first nine months of 2004 as compared to $104.7 million in the equivalent period of 2003. This increase in cost of sales was primarily due to the increase in sales and a higher rate of raw material consumption.

        As a percentage of sales, cost of sales increased slightly to 85.9% in the first nine months of 2004, compared to 85.4% in the first nine months of 2003. This increase was mainly due to price erosion in our biggest products line of our cut & sew division and operational inefficiencies in the Hi-Tex division. This increase was partially offset by a decrease in the fixed costs as a percentage of sales due to the allocation of these costs to increased sales.

        SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

        Selling, general and administrative expenses increased by 10.7% to $16.9 million in the first nine months of 2004 as compared to $15.3 million in the equivalent period of 2003. This increase was mainly due to increase in sales, an expense recorded for the adjustment of the carrying amount of buildings in North Carolina to their fair value, a capital loss resulting from selling of a property, write-off of the balance of the company's investment in a subsidiary in Madagascar and an expense recorded with respect to the grant of options to the company's CEO. As a percentage of sales, selling, general and administrative expenses decreased slightly to 12.3% in the first nine months of 2004 as compared to 12.5% in the first nine months of 2003.

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        FINANCING EXPENSES, NET

        Financing expenses, net decreased to $3.0 million in the nine months ended September 30, 2004 as compared to $3.6 million in the equivalent period of 2003. This decrease was mainly caused by the strengthening of the USD compared to the NIS in the first nine months of 2004 as compared to the weakening of the USD compared to the NIS in the equivalent period last year and a decrease in interest expense, mainly due to a decrease in the company's bank debt, and a decrease in the interest rate. This decrease was offset by an increase in bank charges that resulted from an increase in the quantity of letters of credit from customers.

        INCOME TAXES

        Tax expenses for the first nine months of 2004 were $0.7 million as compared to a tax benefit $0.7 million for the first nine month of 2003. The pretax loss for the first nine months of 2004 was $0.4 million as compared to $0.7 million for the first nine months of 2003. In the first nine months of 2003, the company recorded a one-time tax benefit of approximately $0.4 million as a result of the profitability of its Macro subsidiary which increased the expectation of utilizing existing tax losses. In the first nine months of 2004, a subsidiary of the company, Alba Waldensian, recorded tax expenses of approximately $ 0.6 million, although it had an accounting loss for that period. In addition, the company has made a provision of approximately $0.2 million on account of a tax audit with respect to the years 1997-2000.

        LIQUIDITY AND CAPITAL RESOURCES

        During the first nine months of 2004, the company generated $6.7 million of cash flow from operations which, together with receipt of investments in the company's equity of approximately $20 million and a decrease of $1.6 million in cash enabled the company to repay $11.4 in short term bank debt and $10.0 million in long term bank debt, and make investments, net of grants received of $6.0 million in machinery and equipment.